July 9, 2008
Mr. Michael C. Volley
Division of Corporation Finance, Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National City Corporation Preliminary Schedule 14A, filed May 12, 2008 Form 10-Q for Quarter Ended March 31, 2008 Form 10-K for Fiscal Year Ended December 31, 2007 File No. 001-10074
Gentlemen:
Attached to this letter, please find National City Corporation’s response to your comment letter dated July 3, 2008 related to our Preliminary 14A filed May 12, 2008, Form 10-Q for the quarter ended March 31, 2008 and Form 10-K filing for the fiscal year ended December 31, 2007.
Management of National City Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosures in our Preliminary Schedule 14A, Form 10-Q, and Form 10-K filings. We understand that comments from the SEC staff, and changes to the disclosures that we may make in response to the staff’s comments, do not prohibit the Commission from taking any action with respect to our filing. We acknowledge that we may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss any of these matters further, please feel to contact either myself, at (216) 222-2262, or Thomas Richlovsky, Treasurer and Principal Accounting Officer, at (216) 222-8063.

Sincerely,

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer

cc: Mr. Kevin Vaughn
Mr. Mark Webb
Mr. David Lyon

National City Corporation
Comment Letter dated July 3, 2008
Form 10-K
General
1.	In response to comments 3, 4, 5, 8 and 11 from our letter dated June 5, 2008, you state that you will include revised disclosure in future filings, starting with your second quarter 10-Q. To expedite our review, please provide us drafts of your proposed disclosure.

Response: We will add the disclosure shown below to our second quarter 10-Q MD&A discussion of our credit risk transfer strategies:
The Corporation has mortgage insurance on certain first lien mortgage loans with loan-to-value ratios greater than 80%, certain home equity lines and loans originated in the bank’s branch network with loan-to-value ratios greater than 89%, and certain nonprime first and second lien mortgages. First lien mortgage loans originated for portfolio are generally covered by lender-paid mortgage insurance; those originated for sale are generally covered by borrower-paid mortgage insurance. However, certain mortgage loans held in portfolio may be covered by borrower-paid mortgage insurance when they were obtained in an acquisition, repurchased pursuant to investor recourse provisions, or were transferred from held for sale. These mortgage insurance policies provide varying levels of coverage, deductibles, and stop loss limits.
Past due first lien mortgage loans covered by private mortgage insurance are generally deemed well secured and in the process of collection. As such, insured first lien mortgage loans that are past due are generally not classified as nonaccrual, even when in foreclosure, if collection is reasonably assured by disposition of the underlying property and/or insurance proceeds. When a current property appraisal indicates that the decline in value of a foreclosed loan is less than the insured amount, a write-down for the incurred loss is recorded. A portion of second lien mortgage loans are classified as nonaccrual at 90 days past due based on the probability of loss.
An insurance claim is triggered when a borrower fails to pay when due a scheduled payment of principal or interest, or to pay all amounts due upon acceleration of the loan after breach by the borrower of a due-on-sale provision in the loan, or to pay when due any scheduled periodic payment or any amount due on any superior first lien debt. Notice of borrower default is generally required between 30 to 60 days after the default date. For first lien mortgages, claims are generally filed upon disposition of the property. The realizability of these insurance claims is monitored on an individual claim basis. For second lien mortgages, claims can be filed as early as 120 days or as late as 180 days after a borrower misses two consecutive payments. Insurance proceeds are typically received between 30 and 210 days after a claim is filed, depending on the carrier, type of loan, and file reviews. Insurance claims in the process of collection are

National City Corporation
Comment Letter dated July 3, 2008
considered another source of future cash flows when evaluating the loan for potential impairment, except that second lien mortgage loans are charged-off at 180 days past due regardless of insurance coverage.
The insurance coverage is provided by a diverse group of insurance carriers. All of these insurers have experienced recent credit downgrades; but there have been no observed changes in insurer payment practices or other adverse consequences following these events. One insurer has been denying a meaningful number of second lien mortgage claims for alleged policy violations which management has disputed. A provision for loan losses related to these mortgage loans is recognized for the portion of these insurance claims which are expected to be rescinded or denied. The rescission rate varies by insurance carrier as well as channel of loan origination. As of June 30, 2008, the rescission/denial rate utilized to determine the allowance for loan losses on insured loans ranged from 21% to 69%.
The allowance for loan losses is established based on estimated losses inherent in the loan portfolio after considering probable insurance recoveries to be received under these mortgage insurance policies. Management estimates that the provision for loan losses for the second quarter of 2008 and 2007 benefited by $xx million and $xx million, respectively, for probable insurance proceeds from both lender and borrower paid insurance policies. On a year-to-date basis, the benefit was $xxx million in 2008 and $xxx million in 2007. Net charge-offs have been reduced by $xx million and $xx million in the second quarter of 2008 and 2007, respectively, due to these insurance policies. On a year-to-date basis, net charge-offs were $xx million lower in 2008 and $xx million lower in 2007. As of June 30, 2008, the allowance would have been $xx million larger without lender and borrower paid mortgage insurance. As of June 30, 2008, outstanding lender paid and borrower paid mortgage insurance claims were $85 million and $xx million, respectively.
We will also add the principal balance of loans subject to borrower paid mortgage insurance to the tabular disclosure of insured mortgage loans as shown below:

	June 30	December 31	June 30
(In Millions)	2008	2007	2007

Subject to credit risk transfer agreement:
First lien nonprime mortgage loans
Subject to lender paid mortgage insurance:
First lien nonprime mortgage loans
Second lien nonprime mortgage loans
Second lien mortgage loans
Subject to borrower paid mortgage insurance:
First lien mortgage loans

Total

National City Corporation
Comment Letter dated July 3, 2008
We will add the following disclosure to our second quarter 10-Q MD&A discussion of our credit risk transfer arrangement:
Accordingly, this agreement has not had any impact on our provision for loan losses or allowance for loan losses.
We will add the following disclosure to our second quarter 10-Q footnote on accounting policies:
First lien mortgages covered by private mortgage insurance, or a government guarantee, are not classified as nonaccrual when the insurance proceeds or the guarantee is expected to result in full collection of principal and interest.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates, page 49
2.	Please refer to comment 12 from our letter dated June 5, 2008. Please tell us and revise future filings to include a statement as to whether you have changed your policy for defining the foreseeable future and the circumstances surrounding any change.

Response: As noted in our prior response, we will add the following disclosure to our accounting policy disclosure in our second quarter 10-Q:
Loans are classified within portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. The “foreseeable future” is a management judgment which varies based on type of loan. The “foreseeable future” would normally be considered to be about 3 years for commercial loans and about 1 year for mortgage and other consumer loans. The “foreseeable future” for commercial loans corresponds to our long-term strategic plan time horizon. The foreseeable future for mortgage and other consumer loans corresponds to our annual business plan. Management’s view of the foreseeable future is reassessed each reporting period and may change periodically based on changes in business strategy, financial condition and liquidity, the current economic environment, and related market conditions. Management has not made any recent changes to this policy.
3.	We note your response to comment 6 to our letter dated June 5, 2008 whereby you indicate that you relied upon the guidance in paragraph 8(b) of SFAS 91 to classify the mortgage insurance premiums as part of non-interest expense. We do not believe the

National City Corporation
Comment Letter dated July 3, 2008
classification of commitment fees on unused lines of credit is analogous to the classification of mortgage insurance premiums, particularly when any proceeds expected under the mortgage insurance policies are reflected as a reduction of the provision for loan losses. However, given your disclosure of insurance expense as part of non-interest expense on page 21 of your Form 10-K and the insignificance of the amounts at this time, the staff does not object to your classification of these expenses at this time. To the extent that this expense becomes more significant in the future, you should re-evaluate whether your classification as non-interest expense is appropriate, particularly in light of the fact that you have previously indicated that the existence of the mortgage insurance was integral to the underwriting, origination and retention of those loans.

Response: If we enter into any new arrangements, we will re-evaluate our classification of this expense. Absent any new arrangements, mortgage insurance premiums will decline in future periods as the premium is calculated on a monthly basis based on the then current principal balance of covered loans.

4.	We note your response to comment 12 to our letter dated June 5, 2008 regarding your policy for income recognition on loans transferred to held-for-investment from held-for-sale. Please respond to the following:
a)	Tell us why you believe paragraph 7 of SFAS 65 is referring to loans transferred from held-for-sale to held-for-investment, instead of mortgage loans that were originated as held-for-investment.

b)	Tell us how you interpret the reference to “carrying amount” in paragraph 7 of SFAS 65. In this regard, paragraph 6 of SFAS 65 requires the loans to be transferred to held-for investment at the lower of cost or fair value, with the difference in the carrying amount and the principal balance as an adjustment to yield by the interest method under SFAS 91. To the extent that you have written the loan down to fair value pursuant to this guidance, please tell us how the guidance in paragraph 7 would apply given that the loan would already be written down to an amount at or below the expected collectible amount.

c)	Under your interpretation of paragraph 7 of SFAS 65, it would appear, based on the last sentence of paragraph 7 of SFAS 65, that income would not be recognized on the loan, except at sale, maturity or disposition of the loan, whereas under your policy you are accreting income related to non-credit discounts using the interest method. Please clarify this apparent inconsistency.
Response: SFAS 65 establishes accounting and reporting for certain activities of a mortgage banking enterprise. We believe paragraph 6 provides the guidance when a loan is transferred from held-for-sale to held-for investment and paragraph 7 proves the guidance subsequent to the transfer of a loan to held-for-investment. Our interpretation of paragraph 7 of SFAS 65 is that this paragraph applies to any mortgage loan that is held-for-investment, including loans originated for sale which have been transferred to held-for-investment. Furthermore, in the context of a loan transferred from held-for-sale

National City Corporation
Comment Letter dated July 3, 2008
to held-for-investment, we interpret the reference to “carrying amount” in paragraph 7 of SFAS 65 to mean the new basis of the loan subsequent to the date of the transfer. The carrying amount of a mortgage loan transferred to held-for-investment represents its principal balance less any fair value write-downs recognized through lower of cost or fair value adjustments while the loan was held-for-sale and additional fair value write-downs required at the time of transfer.

In summary, paragraph 6 requires that any differences between the carrying amount of the loan and its outstanding principal balance be recognized as a yield adjustment under the interest method. Paragraph 7 requires that if the ultimate recovery of the carrying amount (which was established upon transfer to held-for-investment) is doubtful and the impairment is considered to be other than temporary, then the carrying amount should be reduced (e.g. charged-off) and any recovery of this reduction should only be reported as a gain upon maturity or disposition of the loan.

The difference between the carrying amount of the loan and its outstanding principal balance pursuant to paragraph 6 may be the result of one or more factors, including changes in the borrower’s creditworthiness, market interest rates or market liquidity. We believe the guidance in paragraph 7 is relevant to any credit-related component of the difference between the carrying amount of the loan and its outstanding principal balance at the date of transfer. That is, the component of the difference reflecting estimated credit losses on the loans at the date of transfer is deemed to be an other than temporary impairment. Utilizing the objective of paragraph 7 that other than temporary credit losses should not be recognized as a recovery until maturity or disposition, we determine the credit portion of the difference between the carrying amount of the loan and its outstanding principal balance pursuant to paragraph 6 and do not recognize that portion as a yield adjustment. We believe this accounting is consistent with the objectives of paragraphs 6 and 7 of SFAS 65 as it results in the amortization of only those components of the difference that are deemed collectible. Put another way, we did not believe it was appropriate to amortize as a yield adjustment the portion of the valuation adjustment which was attributable to other than temporary credit losses as that portion of the adjustment is not deemed collectible.

5.	We have the following comments related to your response to comment 18 from our letter date June 5, 2008:
a)	Please tell us the facts and circumstances related to the bids received in September 2007 from four market participants on a pool of non-agency eligible first lien mortgage loans. Specifically tell us whether you were actively trying to sell these loans.

b)	Please tell us the facts and circumstances about why none of the loans subject to the September 2007 bids were sold. Specifically tell us whether the market participants backed out of purchasing the loans and if so, explain the reasons why.

National City Corporation
Comment Letter dated July 3, 2008
c)	To the extent that you were trying to sell the loans and the bids fell through due to current market conditions, please tell us why you believe it was appropriate to continue to use the September 2007 bid prices for the loans transfers that occurred during the fourth quarter of 2007, without perhaps at least factoring in an additional liquidity or risk discount.
Response: At the time management obtained the bids from market participants, we were actively trying to sell these loans which were classified as held-for-sale. However, management did not accept any of the bids received in September 2007 as we felt the bids were unacceptably low due to illiquidity in the market. These loans, as well as other nonagency-eligible loans, had been originated for sale. The loans subject to the September 2007 bids were mainly “scratch and dent” loans which were either delinquent or had documentation delinquencies that precluded their inclusion in prior trades. “Scratch and dent” loans are generally bundled into pools and periodically offered for sale.

Market participants did not back away from their bids. Due to the poor market conditions and consistent with our decision to exit these origination channels, management made a decision to hold these loans for investment rather than continue to pursue their sale. Accordingly, none of the bids received were accepted or progressed into any subsequent negotiations with the bidders. Subsequent to receipt of these bids, we did not actively pursue marketing these specific loans, or any similar “scratch and dent” loans that fell out of previously committed trades. All such loans were transferred to held-for-investment as soon as practicable after they fell out of a committed trade. We did not believe that an additional liquidity discount was required for our fourth quarter transfers as the September bids already reflected what we believed to be a significant liquidity discount. We were not aware of any observable market data in the fourth quarter to update pricing or to indicate that any change had occurred.

6.	We have the following comments related to your response to comment 22 from our letter dated June 5, 2008 in which you state that you performed sensitivity analysis on the discount rate for the transfers completed in August 2007. You state that increasing the discount rate up to 25% did not result in the fair value of the loans falling below their carrying value.
a.	Please provide us detailed example of your cash flow analysis using a discount rate of 17% and 25%. Briefly explain the assumptions used and provide explanations for the differences in the resulting fair values.

b.	Please tell us if you performed the same sensitivity analysis (up to 25% discount rate) for loans transferred after August 2007. If so, please tell us the results. If not, please tell us why you did not perform this analysis.
Response: As discussed in our letter dated May 12, 2008, the following were the key assumptions utilized in our valuation of home equity loans and lines of credit in August 2007:

National City Corporation
Comment Letter dated July 3, 2008

				Lifetime	Discount
Loan Type	Coupon	Age	CPR	Loss	Rate
Home Equity Loans	8.19% -8.81%	3.1 - 7.8	25.0%	2.0%	17.0%
Home Equity Lines	8.44%	3.3 - 12.3	30.0%	3.0%	17.0%
Utilizing a discount rate of 17%, our discounted cash flow analysis produced an estimated fair value for home equity loans and lines of credit of 101.80 and 102.71, respectively, expressed as a percentage of the unpaid principal balance. This value exceeded the carrying value of these loans at the time of transfer and accordingly, no adjustment was required to the carrying amount of the loans. We performed sensitivity analysis on this discount rate up to and including a 25% discount rate. The table below shows the impact on the overall fair value of these loans, expressed as a percentage of the unpaid principal balance, from increasing the discount rate while maintaining all other inputs at a constant level.

Discount Rate	Home Equity Loans	Home Equity Lines
17%	101.80	102.71
20%	101.37	102.19
22.5%	101.05	101.80
25%	100.76	101.45
The carrying value of home equity loans and lines of credit transferred in August 2007 were 101.25 and 102.03, respectively. Per the above table, discount rates of less than 22.5% resulted in a fair value in excess of the carrying value of these loans. Given the then-current market conditions, we considered whether market participants would utilize a discount rate of 22.5% or more. We had no market information that suggested a discount rate in excess of 20% would be required by whole loan buyers.

Had we utilized a discount rate of 25% in our discounted cash flow model for home equity loans and lines of credit transferred in August 2007, the fair value write-downs recognized would have been approximately $10 million and $13 million, respectively. We did not perform additional sensitivity analysis on subsequent fourth quarter transfers. Based upon the sensitivity analysis performed in August, the updated Moody’s loss curves incorporated into the valuation model, the relative lack of sensitivity around the inputs, and no observable market data, we concluded that a 17% discount rate continued to reflect how a market participant would value these loans.

7.	We note your response to comment 25 from our letter dated June 5, 2008. You state that you recorded provisions for loan losses for home equity lines of credit and home equity loans totaling $190 million in the fourth quarter of 2007 and $379 million in the first quarter of 2008. We note your discounted cash flow analysis used to determine fair value resulted in a write-down to the loans of $12.6 million when the loans were transferred in the third and fourth quarter of 2007. Please explain to us why you believe the fair value write-down, which includes the negative impact for liquidity risk, risk premiums and all

National City Corporation
Comment Letter dated July 3, 2008
expected credit losses over the entire lives of the loans, was so small relative to the subsequent provision for loan losses recorded which does not include any negative impact for liquidity risk or risk premiums and only reflects the incurred losses occurring subsequent to the transfer date that were not already factored into the fair value adjustment reflecting expected credit losses in the previous quarter. In this regard, we note that you recorded a much larger adjustment to write-down the nonagency-eligible mortgage loans to fair value upon the transfer to held-for investment (approximately $180 million) and you recorded provisions for these transferred loans of only $2 million and $6 million, during the fourth quarter of 2007 and first quarter of 2008, respectively.

Response: At the time of our valuation, we utilized the most current information that was available, including Moody’s expected credit loss curves that would likely be utilized by market participants. These credit loss curves significantly exceeded our internal loss forecasts, but in order to assure we used information that would likely be used by market participants, we utilized the higher expected loss curves used by Moody’s. That being said, we recognize that our actual credit losses on the home equity loans and lines of credit have increased significantly subsequent to August 2007. As shown in our response dated June 24, 2008, past due and nonaccrual loans, as well as charge-offs of home equity loans and lines all increased significantly after the initial transfer of such loans to held-for investment. Annualized net charge-offs/(recoveries) as a percentage of average loans outstanding further illustrate the rapid deterioration in this portfolio:

	Home Equity Loans	Home Equity Lines
January 2007	.32%	.91%
February 2007	.52	.64
March 2007	.16	(.11)
April 2007	.48	.31
May 2007	(.30)	.45
June 2007	.24	.34
July 2007	.23	.31
August 2007	.55	.55
September 2007	.83	1.07
October 2007	.91	.62
November 2007	1.34	.67
December 2007	1.77	1.14
January 2008	2.31	1.84
February 2008	3.06	2.13
March 2008	4.15	2.50
April 2008	4.31	2.09
May 2008	3.81	2.05
June 2008	4.37	2.23
There were no indicators in August 2007 that credit losses would increase to the levels experienced in recent periods. The Moody’s credit loss curves that we applied estimated

National City Corporation
Comment Letter dated July 3, 2008
cumulative lifetime credit losses at 2.00% for home equity loans and 3.00% for home equity lines of credit. These estimates were well in excess of our own forecasts, as well as our historical experience at the time. With the benefit of hindsight, it is apparent that even the Moody’s loss curves, which were more negative than our own, underestimated the credit losses on this portfolio.

Plainly stated, the actual subsequent performance of these loans showed extremely rapid deterioration at a pace and scale that was not contemplated by market participants’ views or by our valuation models incorporating “stress” scenarios. Beginning in August 2007 and continuing through March 2008, effectively every internal loss forecast for this portfolio was subsequently proven too low as each successive forecast revision resulted in higher estimated losses. It is for this reason that even today the market for broker-originated home equity loans and lines continues to be virtually non-existent.

Generally accepted accounting principles require that loans moved from held-for-sale to held-for-investment be transferred at fair value, and we used every available means to attempt to discern and estimate that fair value despite limited and uncertain market data at the time. By their nature, assumptions and estimates will virtually always require subsequent adjustment, and only the passage of time can reveal the degree and magnitude of such adjustments. Subsequent information on actual credit losses incurred does not negate the prior valuation; rather it provides new data which we utilized in our determination of the allowance for loan losses.

It is obvious that these assets have deteriorated rapidly since their transfer dates and it is equally obvious that housing and mortgage market conditions have also deteriorated rapidly. We used the best information and insight that we had at the time to make judgments about the quality of the assets and the state of the housing and mortgage markets. As subsequent information became available on the actual performance of these loans, we incorporated that information into our assessment of the allowance for loan losses, and continue to do so.
Form 10-Q for the Period Ended March 31, 2008
Interim Financial Statements
Note 19. Commitments, Contingent Liabilities, Guarantees and Related Party Transactions, page 40
8.	We note your response to comments 27 and 28 to our letter dated June 5, 2008. In future filings, please disclose the fact that the fair value of any variable rate demand obligations (VRDOs) that you have purchased as part of your guarantee obligation is positively impacted by the guarantee you provided to repurchase any of the VRDOs in the event the issuer does not perform under its obligation. In this regard, it would appear that absent the guarantee (credit enhancement) you provided under the letter of credit and standby

National City Corporation
Comment Letter dated July 3, 2008
bond purchase agreement, the fair value of the VRDOs could be lower than a VRDO with the credit enhancements. Thus, in effect, it would appear the value of the asset is impacted by a guarantee obligation you have to yourself. In order to most transparently disclose the effects, please consider providing the disclosure of the effect on the fair value of the VRDOs purchased under the obligation in the same area where you discuss the accounting for your guarantee obligation, or provide a cross reference to this disclosure. In order to expedite our review, please provide us with a draft of your proposed disclosure.

Response: We will revise our disclosure in our second quarter 10-Q as follows:
The guarantee liability for standby letters of credit was $xx million at June 30, $34 million at December 31, 2007, and $33 million at June 30, 2007. This guarantee liability includes credit risk associated with letters of credit and standby bond purchase agreements issued to third parties on variable rate demand obligations (VRDOs) discussed further below. As of June 30, 2008, approximately $130 million of VRDOs in the trading portfolio were backed by Bank issued credit enhancements. The fair value of the VRDOs is positively effected by this guarantee.